Filed Pursuant to Rule 425 of the Securities Act of 1933
Filer: Wachovia Corporation
Subject company: Republic Security Financial Corporation
Republic Security Financial Corporation
Exchange Act File Number: 000-14671

Security holders are advised to read Wachovia's registration statement related to the Wachovia/Republic merger (which will include Republic's proxy statement) when it becomes available because it will contain important information. You may obtain this document, when available, and other documents filed by Wachovia or Republic with the Securities and Exchange Commission at SEC's Internet web site (www.sec.gov). In addition, the registration statement, when available, may be obtained for free from Wachovia by directing such request to Wachovia Corporation at P.O. Box 3099, Winston-Salem, North Carolina 27150, telephone: (337) 770-5000 or 191 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone: (404) 322-6661.

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[The following is the text of the announcement:]

For Additional Information: Ed L. Hutchins Wachovia Corporation 336-732-4200 ed.hutchins@wachovia.com October 30, 2000	Rudy E. Schupp Republic Security Financial Corporation 561-650-2323

For Release: Immediately

Wachovia Expands Florida Presence With Acquisition Of Republic Security Financial Corp.

      Wachovia Corporation (NYSE:WB) and Republic Security Financial Corporation (NASDAQ:RSFC) today announced that they have reached a definitive agreement for Wachovia to acquire Republic Security Financial, a bank holding company based in West Palm Beach, Fla., and parent to Republic Security Bank.

      At Sept. 30, 2000, Republic Security Financial had assets of $3.4 billion and deposits of $2 billion. Republic Security Bank, the largest independent commercial bank in Florida, operates 99 banking facilities in 11 counties. The bank has 40 branches located in Palm Beach County, 25 in Broward County and 11 in Dade County. Branches also are located in Alachau, Hillsborough, Lee, Marion, Martin, Orange, Pasco and St. Lucie counties.

      The total purchase price will be $344 million in Wachovia common shares. The agreement provides for a tax-free exchange of Wachovia common shares valued at $7.00 for each RSFC common share with the exchange ratio a minimum of .1245 and a maximum of .1521 Wachovia common shares for each RSFC share. The transaction is subject to approval by regulatory authorities and RSFC shareholders and is expected to close in the first quarter of 2001. The transaction is structured as a purchase and will result in after-tax integration expenses of approximately $8 million. Republic Security agreed to a termination fee of $15 million in connection with the transaction.

      The acquisition will continue to build on Wachovia's presence in Florida, which Wachovia entered in 1997 through the acquisition of Ameribank Bancshares and 1st United Bancorp. Following completion of the merger, Wachovia will rank 10th in the state based on deposits and third in Palm Beach County, the third-largest banking market in the state based on deposits. Wachovia's presence also will be enhanced in Dade and Broward counties, the two largest banking markets in the state.

      “The merger will bring more than 178,000 new customers to Wachovia, providing abundant opportunities to offer the broad array of Wachovia services, including retail financial services, asset and wealth management and commercial banking,” said Stanhope A. Kelly, head of Wachovia's Banking Division.

      “This will enable Wachovia to strengthen its current presence in the Florida market, particularly in Palm Beach and Ft. Lauderdale,” said D. Gary Thompson, Wachovia chief executive officer for Georgia and Florida Banking. “It also will give us entry into the highly attractive Miami market.”

      Republic Security Financial Corporation, which has 850 employees, has four primary operating groups: business banking, personal banking, mortgage banking and trust and investments. In addition, through its RS Maritime Corporation subsidiary, operating as First New England Financial, the company offers marine lending across the United States.

      “This merger is the culmination of many years of building our business and preparing to deliver a first-rate business combination,” said Rudy E. Schupp, chairman, chief executive officer and president of Republic Security, who will become chairman of Florida Banking for Wachovia. “It is appropriate at this time that we join with a major national bank that shares our customer service focus to continue building the best bank in Florida.”

      Wachovia expects to achieve significant cost and revenue synergies by eliminating redundant support functions and facilities and expanding product offerings to Republic Security's customer base.

      Wachovia Corporation, with dual headquarters in Atlanta and Winston-Salem, N.C., is a leading financial holding company serving regional, national and international markets. As of Sept. 30, 2000, Wachovia had assets of $72 billion. Member companies offer consumer and commercial banking, bank card, asset and wealth management, capital markets and investment banking, brokerage and insurance services. Wachovia Bank, N.A. has nearly 700 offices and 1,400 ATMs in Florida, Georgia, North Carolina, South Carolina and Virginia.

      In Florida, Wachovia has five corporate services offices and 38 branches in Brevard, Broward, Hillsborough, Martin, Orange and Palm Beach counties. In June, Wachovia Corporation completed its acquisition of Commerce National Corporation, the parent of the National Bank of Commerce, which has three offices in Winter Park, Fla. National Bank of Commerce began operating as Wachovia on Oct. 20.

      On Wednesday, Nov. 1, Wachovia expects to complete its acquisition of DavisBaldwin Inc., a Tampa-based insurance agency that specializes in property and casualty insurance services for commercial customers. DavisBaldwin is the largest privately held insurance broker in Florida.

      OFFITBANK, a subsidiary of Wachovia Corporation based in New York City that offers services to wealth management clients, has representative offices in Miami, San Francisco, Atlanta and Charlotte, Greensboro and Winston-Salem, N.C.

Media Advisory: Republic Security and Wachovia invite you to participate in a telephone news conference today at 11 a.m. Executives from Republic Security and Wachovia will be available to discuss the merger. To participate in the call, dial 1-888-276-0010 and ask to participate in the “Wachovia News Conference.” A recording of the news conference will be available from 2:30 p.m. Monday to 12 noon Tuesday at 1-800-475-6701, access code #547337.

This news release contains forward-looking statements regarding Wachovia Corporation. All forward-looking statements involve risk and uncertainty and actual results could differ materially from the anticipated results or other expectations expressed in the forward-looking statements. A discussion of factors that could cause actual results to differ materially from those expressed in the forward-looking statements is included in Wachovia's filings with the Securities and Exchange Commission.